United Fire Group, Inc.

118 Second Avenue SE

Cedar Rapids, IA 52401

December 20, 2023

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Attention: Katharine Garrett and William Schroeder

Re: United Fire Group, Inc.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2022

Form 8-K filed November 1, 2023

File No. 001-34257

Ladies and Gentlemen:

We note the receipt by United Fire Group, Inc. (the “Company”), of the comment letter (the “Comment Letter”) dated November 29, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-K (the “Form 10-K”) and the above-referenced Form 8-K (the “Form 8-K”). We hereby provide the responses set forth below to the comments in the Comment Letter. To assist the Staff’s review, we have included the text of the Staff’s comments below in bold type.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Highlights, page 32

1.            We note your disclosure of the “net underlying loss ratio,” which is the net loss ratio less the impacts of catastrophes and non-catastrophe prior year reserve development. Please tell us how you determined that the net underlying loss ratio does not constitute a non-GAAP financial measure. Refer to Rule 101(a) of Regulation G and Question 100.05 of the Division of Corporation Finance's Compliance & Disclosure Interpretations ("C&DI") on Non-GAAP Financial Measures. Please revise future filings as applicable.

The Company believes the “net underlying loss ratio,” a common insurance industry metric, is an integral measure for understanding the profitability of the business. The Company’s position on not identifying the “net underlying loss ratio” as a non-GAAP financial measure was based on interpretation of Rule 101(a)(2) of Regulation G, which states that “a non-GAAP financial measure does not include operating and other financial measures and ratios or statistical measures calculated using exclusively . . . financial measures calculated in accordance with GAAP . . . .” The Company has defined the “net underlying loss ratio” as “the net loss ratio less impacts of catastrophes and non-catastrophe prior year reserve development.” The net loss ratio is itself a ratio consisting of financial measures calculated in accordance with GAAP, and the further components of the “net underlying loss ratio” (i.e., “catastrophes” and “non-catastrophe prior year reserve development”) are components of “Losses and loss settlement expenses,” which is a component of “Benefits, losses, and expenses”, which is a GAAP financial measure disclosed in the Consolidated Statements of Income and Comprehensive Income in accordance with Regulation S-X 7-04 Statements of comprehensive income (specifically, 7-04(5)). Further, in the Commission’s 2020 guidance on Management’s Discussion and Analysis of Financial Condition and Results of Operations1, the Commission reminds companies that,

1 See Release Nos. 33-10751; 34-88094; FR-87.

. . . when including metrics in their disclosure, they should consider existing MD&A requirements and the need to include such further material information, if any, as may be necessary in order to make the presentation of the metric, in light of the circumstances under which it is presented, not misleading. In this regard, a company should first consider the extent to which an existing regulatory disclosure framework applies, such as Generally Accepted Accounting Standards (“GAAP”) or, for “non-GAAP measures,” Regulation G or Item 10 of Regulation S-K.

The Commission explains further that GAAP “would include subsets of line items presented on the face or in the footnotes to the financial statements and ratios or statistical measures calculated using exclusively measures calculated or disclosed pursuant to GAAP.”2 Because “net underlying loss ratio” is a financial measure calculated using exclusively measures calculated or disclosed pursuant to GAAP, the Company determined such ratio not to constitute a non-GAAP financial measure.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Investments, page 76

2.            We note your disclosure on page 79 of the summary of net investment gains (losses) for the periods presented. Please revise future filings to disclose the portion of unrealized gains and losses for each period that relate to equity securities still held at the reporting date. Refer to ASC 321-10-50-4.

The Company acknowledges the suggestion in the Comment Letter and will revise future filings to disclose the portion of unrealized gains and losses for each period that relate to equity securities still held at the reporting date in accordance with ASC 321-10-50-4. Refer to Appendix A for an example of how the Company anticipates revising its disclosures in the future.

Form 8-K filed November 1, 2023

Certain Performance Measures, page 7

3.            We note your disclosure of “net underlying loss ratio” and “underlying combined ratio” in Exhibit 99.1. Please tell us how you determined that these ratios do not constitute non-GAAP financial measures considering the adjustments made to net loss ratio and combined ratio, respectively, to arrive at these ratios. Refer to Rule 101(a) of Regulation G and Question 100.05 of the Division of Corporation Finance's C&DI on Non-GAAP Financial Measures. Please revise future filings as applicable.

The Company’s response to this comment with respect to the “net underlying loss ratio” is consistent with comment (1) above. Likewise, the Company’s rationale for determining that the “underlying combined ratio” does not constitute a non-GAAP financial measure follows the same interpretation as the Company’s response in comment (1) above with respect to the “net underlying loss ratio”. That is, the “underlying combined ratio” is calculated by taking the GAAP combined ratio and deducting “catastrophes” and “non-catastrophe prior year reserve development”, which are components of “Losses and loss settlement expenses,” which is a component of “Benefits, losses, and expenses”, which is a GAAP financial measure disclosed in the Consolidated Statements of Income and Comprehensive Income in accordance with Regulation S-X 7-04 Statements of comprehensive income (specifically, 7-04(5)). Thus, as with the “net underlying loss ratio”, the Company viewed the “underlying combined ratio” as being a financial measure calculated using exclusively measures calculated or disclosed pursuant to GAAP, and determined such ratio not to constitute a non-GAAP financial measure.

2 See footnote 9 in Release Nos. 33-10751; 34-88094; FR-87.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures. The Company would appreciate receiving any further questions or comments that the Staff may have regarding this letter at the Staff’s earliest convenience.

Sincerely,

/s/ Eric J. Martin
Eric J. Martin
Chief Financial Officer

Appendix A

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Investments, page 76

Revised			Original
	Quarter to Date	Year to Date		Quarter to Date	Year to Date
	12/31/2022	12/31/2022		12/31/2022	12/31/2022
Equity Securities			Equities
Net gains (losses) recognized on equity securities sold during the period	-	(1,767)	Equities change in fair value	19,601	(12,802)
Unrealized gains (losses) recognized during the period on equity securities still held at reporting date	19,601	(12,802)	Equities Sales	(0)	(1,767)
Net gains (losses) recognized during the reporting period on equity securities	19,601	(14,569)

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